www.linkedin.com/in/ty-grandstrand (LinkedIn)

## Top Skills

Policy Analysis
Economic Development
Affordable Housing

## Languages

English

## Certifications

Gantt Charts Explained
Project Management Simplified
Raising Startup Capital
Managing Meetings

## Honors-Awards

McCloy Fellowship in Urban Affairs
Top 40-Under-40 Business Leaders
Lillian Elsinga Leadership Award

# Tyrone Grandstrand

CEO & Founder Stride Development
Greater Minneapolis-St. Paul Area

## Summary

Experienced community development and affordable housing professional with a demonstrated history of successfully promoting changes in programs to improve people's lives. Skilled in working with diverse communities, staff and project management, and policy analysis. Master's Degree focused in Public Policy Analysis, Housing Development, Real Estate Finance, and Community Development from The New School.

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## Experience

**Stride Development, PBC**
Chief Executive Officer
September 2022 - Present (1 year 4 months)
United States

**Locksley Properties**
President
January 2014 - Present (10 years)

Small-scale real estate development and property management company.

**Authentic Housing**
Founder
October 2020 - September 2022 (2 years)
United States

**Solvere Consulting**
Director
April 2020 - August 2021 (1 year 5 months)
United States

Public Policy and Organizational Development Consulting. Specializing in Economic Development, Housing Development, Community Development, Criminal Justice, and Public Finance.

**Minnesota Housing Partnership**

## Community Development Manager

December 2018 - May 2020 (1 year 6 months)

Greater Minneapolis-St. Paul Area

Provide consulting services in the areas of affordable housing development
and community development to communities across the country. Currently
working on major historic adaptive re-use projects in two communities. Helping
each community transform formerly vacant school buildings into affordable
housing assets, and community assets.

## The City of Fargo

2 years 7 months

## Community Development Planner

December 2017 - December 2018 (1 year 1 month)

Fargo, North Dakota Area

Created a program to recruit and train developers in the use of LIHTCs,
particularly 4% credits which are extremely underutilized in North Dakota,
resulting in interest from multiple developers with projects being planned.

Developed and managed the Fargo Policy Fellowship, a summer program
focused on recruiting talented University students and recent graduates,
teaching them the basics of policy analysis, and assisting them in performing
an analysis of an important policy question for the City of Fargo. The inaugural
year focused on the issue of affordability in Fargo.

Developed internal process for neighborhood planning efforts, administered
CDBG and HOME programs, developed and implemented innovative
community development policies including partnering with local public and
private sector partners on a Community Land Trust.

Leading the initiative to adopt use of performance analytics to improve city
policy and decision making, creating neighborhood plans for downtown
adjacent historic neighborhoods, and working on community and economic
development initiatives.

## Assistant Planner

January 2017 - December 2017 (1 year)

Fargo, North Dakota Area

Leading the initiative to adopt use of performance analytics to improve city
policy and decision making, creating neighborhood plans for downtown
adjacent historic neighborhoods, and working on community and economic
development initiatives.

Developed and managed the Fargo Policy Fellowship, a summer program focused on recruiting talented University students and recent graduates, teaching them the basics of policy analysis, and assisting them in performing an analysis of an important policy question for the City of Fargo. The inaugural year focused on the issue of affordability in Fargo.

### Neighborhood Policy & Engagement Consultant
June 2016 - January 2017 (8 months)
Fargo, North Dakota Area

Developed and implemented engagement strategies to identify what the biggest challenges a neighborhood between two quickly growing areas, North Dakota State University and Fargo's Downtown. Develop an analysis of potential policy solutions to the challenges identified.

### The New School
10 months

### Graduate Teaching Assistant, Advanced Geographic Information Systems
January 2016 - May 2016 (5 months)

Taught and assisted in teaching several programs (CartoDB, GitHub, Brackets, P5, Leaflet, Mapbox, and OpenStreetMaps) and programming languages (SQL, HTML, CSS, CartoCSS, and JavaScript) relevant to creating interactive online maps. Assisted students in developing final projects meant to showcase their abilities to tell a compelling story by producing a well-crafted data visualization using maps.

### Graduate Teaching Assistant, Urban Policy Lab
August 2015 - May 2016 (10 months)
Greater New York City Area

Coached and assisted student policy analysis consulting teams in the areas of: defining project scope, developing work plans, creating project research designs, project management, and designing and practicing presentations. Reviewed draft deliverables to ensure client-readiness and provided guidance on project direction and management.

### TEDxGrandForks
Co Founder
January 2013 - December 2014 (2 years)
Grand Forks, North Dakota

Founding organizer, licensee, and inaugural year host.

Common Enterprise Development Corporation
Director of Administration and Project Management
December 2013 - July 2014 (8 months)

Administered and filed monthly reports for the Rural Cooperative Development Grant (RCDP). Developed and administered the organization's annual budget. Assisted with the MHA Nation Tomorrow project, a strategic planning effort centering on how to best use newly acquired resources from the oil discoveries on the MHA reservation that sits on top of the Bakken Formation of oil and gas deposits. Conducted needs assessment, stakeholder analysis, and organized and moderated community focus groups.

Key Contribution: Analyzed finance reporting and found that Common Enterprise was under reporting expenses for the RCDP. Made corrections to the current and past reporting and developed improved processes.

Result: $30,000 in additional funding and a higher ongoing revenue stream.

City of Grand Forks
City Council Member
June 2010 - May 2014 (4 years)
Grand Forks, North Dakota

Worked extensively on the management, policy development, and financial planning of the City of Grand Forks. Member of Service and Safety Committee, Metropolitan Planning organization, Dog Park Committee, Jobs Development Authority, Grand Forks County Planning and Zoning Commission, Grand Forks Legislative Committee, Special Events Committee, and the Retail Taskforce.

Key Contribution: Recognized that our Housing and Urban Development department had been running a home-buyers grant program that was underutilized due to overly restrictive requirements. Worked with staff from the local Housing Authority to set up a Community Land Trust (CLT).

Result: Built a collaborative relationship between the Housing and Urban Development Department and the newly formed CLT. Then reallocated the home-buyer grant funding to the CLT which successful in assisting low and low end moderate income people become home owners.

Northwestern Mutual
Financial Representative
June 2012 - September 2013 (1 year 4 months)

Grand Forks, North Dakota

Assisted clients in developing a financial plan for their personal and business needs.

Earned Insurance Producer License and Series 7 General Securities Registered Representative License

### American Council on Germany

#### McCloy Fellow

August 2011 - July 2012 (1 year)

Germany

Spent three weeks in Germany from Sept. 17 to Oct. 8 with three other fellows from other U.S. cities. In Germany we got a close up look at city management and government administration at all levels of government in Germany.

In the spring of 2012 the City of Grand Forks and I hosted four German McCloy Fellows in Grand Forks North Dakota, where they learned about our local government.

### Sierra Club

#### Consultant

January 2011 - February 2012 (1 year 2 months)

Grand Forks, North Dakota

Key Contributions: Created an advocacy plan, developed relationships necessary to set up regular meetings with top administration at UND and the North Dakota State Board of Higher Education. Worked with a team to develop two white papers to help inform key UND and statewide decision-makers.

Result: Informed key decision makers of the risks of leaving a 60+ year old coal burning steam plant in service and recommended cleaner, cheaper, and less risky alternatives for campus heating, cooling, and energy production.

White Papers: Preliminary Analysis of Large-Scale Geothermal Installation at the University of North Dakota. Co-authored by Barse, K. and Schaefer, J. 2011

Life Cycle Cost Analysis: A Preferred Approach for Analyzing Investments in Energy Projects. White Paper 2011.

### McNair Scholars Program at University of North Dakota

3 years 9 months

## Research Assistant
January 2010 - December 2011 (2 years)
Grand Forks, North Dakota

Researched the use of cooperatives as a solution to market failures.

## Student Body President
April 2008 - March 2010 (2 years)

Paid position (tuition plus stipend) managed a staff of 19 and planned and executed budget of over $800,000.

Key Contribution: Initiated a student volunteer force to help Fargo, ND during 2009 flood. Opened dialogue with other at-risk cities and towns, recruited 3,000 students, and persuaded University to provide buses, set up a communications center, and excuse participating students from class.

Results: Saved hundreds of properties from major flood damage all across the Red River Valley.

Key Contribution: Negotiated program contracts including a $500,000 multi-year contract with a local cab company for subsidized cab service.

## Becca Grandstrand for School Board
Campaign Manager
August 2009 - July 2010 (1 year)

Assisted in the oversight of all aspects of the campaign including day-to-day operations, the recruitment and selection of campaign staff, the coordination and implementation of the fundraising operation and ongoing message coordination. Assisted in creating and managing the campaign budget.

Resulted in winning a seat on the school board and earning the 3rd highest vote total in a 9 way election including three incumbent candidates.

## Tyrone Grandstrand for City Council
Candidate
August 2009 - July 2010 (1 year)

Oversaw all aspects of the campaign including day-to-day operations, the recruitment and selection of campaign staff, the coordination and implementation of the fundraising operation and ongoing message coordination. Created and managed the campaign budget.

Resulted in winning the election with over 55% of the vote total.

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## Education

### The New School
Master of Science - MS, Public Policy Analysis · (2014 - 2016)

### The University of North Dakota
Bachelor of Arts (B.A.), Economics · (2005 - 2011)

### The University of North Dakota
Bachelor of Arts (B.A.), Political Science and Government · (2005 - 2011)